Filed by Pathfinder Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Commission File No. 001-40074

Date: October 4, 2022

1.	What is the press release and announcement about?

Monday this week, we announced that Movella intends to become a publicly listed company through a merger with Pathfinder Acquisition Corporation. (Nasdaq: PFDR), is a publicly traded Special Purpose Acquisition Company (“SPAC”).

This is an important milestone for us. The transaction will provide us with additional capital and resources to accelerate our growth as we enter our next chapter as a publicly listed company.

2.	What is SPAC?

A SPAC is a company with no commercial operations that is established with the only purpose of raising money through an IPO to acquire another existing company. Once a SPAC finds and acquire a company, they can go into a merger agreement with it and take the company public through the deSPAC process. SPACs have become a popular way for companies to go public in recent years, and we believe this is the best path for Movella for several reasons These reasons include access to capital that would otherwise be unavailable, a simplified and efficient way to go public, greater flexibility in terms of timing and structuring a deal, and it will allow our company to retain more control over our equity.

3.	Does it mean we are a public company now?

The announcement of the merger with Pathfinder is an initial step in the process, this does not make Movella a public company, nor does it 100% guarantee the merger will successfully close. Movella and Pathfinder still need to take several steps between now and closing to finalize the transaction for Movella to become a public company.

4.	When will the deal close? Will we be a public company?

We expect to close the deal in Q1 of 2023, subject to regulatory approvals, Pathfinder and Movella shareholder approvals, and other customary closing conditions.

5.	What does it mean for me? Does it change anything in my contract?

Your role and responsibilities have not changed, it remains business as usual at Movella.

6.	Can I buy shares or Pathfinder Acquisition Corporation?

Employees and family members of Movella employees are prohibited from doing any transactions with shares of Pathfinder. Such transactions could violate securities laws prohibiting insider trading, considering that many Movella employees have access to information that is not publicly available. We will follow up with more details on this topic to provide more clarity.

7.	Why did Movella choose Pathfinder Acquisition Corporation?

Choosing the right merger partner was an important decision into which Movella’s executive team has put a lot of time and consideration to select the best partner for this transaction.

8.	Who will be leading Movella? Will the SPAC add people?

Ben Lee will continue to lead the business post-transaction as CEO. Our executive team will remain unchanged.

9.	What can I tell my family, friends, and professional network?

You can share the news in your personal capacity (not on behalf of the Company). However, please remember to only state facts that we have communicated publicly in the press release. We recommend you send or read the press release as a means of communicating the news versus paraphrasing to avoid accidentally delivering confidential or insider information. We must have one unified strong message to avoid misinformation as it can affect the transaction.

10.	What should I do if any media representatives ask me about Movella merging with Pathfinder?

Our company must have one unified strong message. If you receive any questions from the media, please do not respond to them yourself and forward them to Investors@movella.com.

11.	Can I post about it on social media?

You can reshare or repost the company’s official accounts posts on your social media. It is We recommend safest to not add personal thoughts or not to interpretations in any way or add your thoughts to the official statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Business Combination between Movella and Pathfinder. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities of Pathfinder or Movella, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Pathfinder and Movella and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Business Combination. Information about the directors and executive officers of Pathfinder is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of the shareholders of Pathfinder and a description of their direct and indirect interests in Pathfinder, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Business Combination when they become available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Additional Information and Where to Find It

In connection with the Business Combination, Pathfinder intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement to be distributed to holders of Pathfinder’s ordinary shares in connection with Pathfinder’s solicitation of proxies for the vote by Pathfinder’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Movella’s shareholders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, Pathfinder will mail a definitive proxy statement/prospectus to holders of its ordinary shares as of the record date to be established for voting on the Business Combination. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Pathfinder, Movella, and the Business Combination. Investors and security holders may obtain free copies of the Registration Statement, preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Pathfinder through the website maintained by the SEC at http://www.sec.gov. The documents filed by Pathfinder with the SEC also may be obtained free of charge at Pathfinder’s website at www.pathfinderacquisition.com or upon written request to Pathfinder at 1950 University Avenue, Suite 350, Palo Alto, CA 94303.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking statements” regarding Pathfinder, Movella, and the combined company. Statements in this communication that are not historical in nature may constitute forward-looking statements. In addition, any statements that refer to Pathfinder’s, Movella’s, or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, performance, projections, forecasts, or estimates, including with respect to financial or other performance or valuation metrics or market size or opportunity, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Pathfinder’s or Movella’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. The words “anticipate,” “believe,” “continue,” “could,” “enable,” “estimate,” “expect,” “extend,” “future,” “intend,” “may,” “might,” “opportunity,” “outlook,” “plan,” “position,” “possible,” “potential,” “predict,” “project,” “see,” “seem,” “should,” “will,” “would,” and similar expressions, or the negative of such expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication include, but are not limited to, statements regarding the following: Pathfinder’s or Movella’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future; the anticipated timing of the closing of the Business Combination and the transactions contemplated thereby; the statements relating to the Francisco Partners financing, including the funds to be provided in connection therewith.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Pathfinder’s or Movella’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Although each of Pathfinder and Movella believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Pathfinder and Movella caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These risks and uncertainties include, but are not limited to, the following: (i) Pathfinder’s and Movella’s ability to complete the Business Combination, including the Francisco Partners financing, during the anticipated timeframe or at all; (ii) Movella’s success in retaining or recruiting, or changes required in, officers, key employees, or directors following the Business Combination; (iii) the funds in the trust account being available to Pathfinder or the combined company; (iv) Pathfinder’s or the combined company’s ability to obtain additional financing to complete the Business Combination; (v) Pathfinder’s public securities’ liquidity and trading and those of the combined company; (vi) the lack of a market for Pathfinder’s or the combined company’s securities; (vii) the use of funds not held in the trust account or available to Pathfinder from interest income on the trust account balance; (viii) the trust account not being subject to claims of third parties; (ix) general economic conditions and Movella’s financial performance; (x) the impact of the COVID-19 pandemic, macroeconomic conditions, and geopolitical crises; (xi) the number of Pathfinder shareholders voting against the business combination proposal; (xii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement; (xiii) the ability to achieve and maintain the listing of the combined company’s shares on a national securities exchange following the business combination; (xiv) changes adversely affecting the businesses in which Movella is engaged; (xv) management of growth; (xvi) Movella’s ability to execute on its business strategy and plans; (xvii) the result of future financing efforts; and (xviii) risks related to regulatory matters, as well as the factors described under the heading “Risk Factors” in Pathfinder’s Annual Report on Form 10-K for the year ended December 31, 2021, Pathfinder’s registration statement on Form S-1 (File No. 333-252498), the registration statement on Form S-4 discussed above, and other documents filed by Pathfinder from time to time with the SEC.

If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Pathfinder nor Movella presently know or that Pathfinder and Movella currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pathfinder’s and Movella’s expectations, plans or forecasts of future events and views as of the date of this communication. Pathfinder and Movella anticipate that subsequent events and developments will cause Pathfinder’s and Movella’s assessments to change. However, while Pathfinder and Movella may elect to update these forward-looking statements at some point in the future, Pathfinder and Movella specifically disclaim any obligation to do so, except to the extent required by applicable law. These forward-looking statements should not be relied upon as representing Pathfinder’s and Movella’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.